COHEN & STEERS SECURITIES, LLC
(SEC I.D. No. 8-44123)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 44123

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cohen & Steers Securities, LLC

TYPE OF REGISTRANT: (check all applicable boxes)

[X] Broker-dealer [ ] Security-based swap dealer [ ] Major security-based swap participant

[ ] Check here if respondent is also o OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Francis C. Poli	212-446-9112	fpoli@cohenandsteers.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis C. Poli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cohen & Steers Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

DANA DE VIVO
Notary Public - State of New York
No. 02DE6325379
Qualified in New York County
My Commission Expires May 26, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to statement of financial condition.
- ☐ (c) Statement of operations.
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in member's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

** *To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COHEN & STEERS SECURITIES, LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Cohen & Steers Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2026

We have served as the Company's auditor since 2003.

COHEN & STEERS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets:	
Cash and cash equivalents	$ 7,230,039
Distribution and service fees receivable	6,147,058
Deferred commissions—net of accumulated amortization of $119,850	103,352
Other assets	161,852
Total assets	$ 13,642,301
Liabilities:	
Distribution and service fees payable	$ 3,952,200
Due to Parent	175,454
Due to affiliate	56,254
Accrued expenses and other liabilities	46,098
Total liabilities	4,230,006
Commitments and contingencies (See Note 6)	
Member's equity	9,412,295
Total liabilities and member's equity	$ 13,642,301

See notes to statement of financial condition.

COHEN & STEERS SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

1. ORGANIZATION AND NATURE OF OPERATIONS

Cohen & Steers Securities, LLC (the Company) is a Delaware limited liability company and a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the Parent), a New York corporation. The Parent is a wholly-owned subsidiary of Cohen & Steers, Inc. (CNS or affiliate), a Delaware corporation that is publicly traded and listed on the New York Stock Exchange. The Company is a registered broker-dealer and member firm of the Financial Industry Regulatory Authority (FINRA). The regulation of broker-dealers is administered by FINRA, which conducts periodic examinations of the operations of the broker-dealer. FINRA is overseen by the U.S. Securities and Exchange Commission (SEC). The Company is a limited-purpose broker-dealer functioning primarily as the distributor of the U.S. registered mutual funds (Funds) and certain investment vehicles sponsored and managed by the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of the statement of financial condition in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes the estimates used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include short-term, highly liquid investments, which are readily convertible into cash.

Distribution and Service Fees Receivable—Distribution and service fees receivable consists of amounts due from the Funds.

Fair Value—The Company uses a hierarchy of valuation classifications based on whether the inputs to the valuation techniques used in each valuation classification are observable or unobservable. These classifications are summarized in three broad levels listed below:

• Level 1—Unadjusted quoted prices for identical instruments in active markets.

• Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable.

• Level 3—Valuations derived from valuation techniques in which significant inputs or significant value drivers are unobservable.

These levels are not necessarily an indication of the risk or liquidity associated with the investments.

As of December 31, 2025, approximately $4,647,000 of money market funds were recorded within cash and cash equivalents on the Company's statement of financial condition. Money market funds are valued at their closing net asset value and are categorized as Level 1 in the fair value hierarchy.

Deferred Commissions—Deferred commissions consist of sales commissions paid in advance to broker-dealers in connection with the sale of Class C shares of certain Funds and are capitalized and amortized over the period during which redemption by the purchasing shareholder would be subject to a contingent deferred sales charge, which period does not exceed one year from the date of purchase. Deferred commissions are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. If the expected future undiscounted cash flows are less than the carrying value of the asset, an impairment would be recognized. As of December 31, 2025, no impairment charges were recorded.

Distribution and Service Fees Payable—Distribution and service fees payable represents amounts payable to qualified intermediaries for distribution and service fees.

Income Taxes—The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. As a disregarded entity, the results of operations of the Company are included in the consolidated federal, state, and local income tax returns filed by CNS. CNS does not allocate income taxes to the Company.

3. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are principally on deposit with major financial institutions and are subject to credit risk should these financial institutions be unable to fulfill their obligations. The Company limits its exposure to such credit risks by investing in money market funds.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires that it maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined by the Rule. As of December 31, 2025, the Company's net capital was approximately $2,907,000, which was approximately $2,625,000 in excess of its minimum requirement. The Rule may limit the amounts of equity capital that may be withdrawn or cash dividends that may be paid. As of December 31, 2025, the Company's aggregate indebtedness to net capital ratio was 1.46 to 1, which was below the maximum allowable threshold of 15.00 to 1.

5. RELATED PARTY TRANSACTIONS

The Company is the distributor of the Funds. At December 31, 2025, the Company had approximately $6,147,000 of distribution and service fees receivable from the Funds.

The Company reimburses certain expenses incurred by the Parent and CNS on its behalf pursuant to an Expense Sharing Agreement (ESA). The Parent and CNS allocated expenses related to compensation and benefits for certain functions, rent and other expenses as defined in the ESA by and among the Company, the Parent and CNS. Due to Parent of approximately $175,000 reflects a payable to the Parent for certain expenses paid on the Company's behalf. Due to affiliate of approximately $56,000 represents allocated overhead expenses due to CNS.

6. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that the Company believes could have a material adverse effect on its financial condition.

7. **SEGMENT INFORMATION**

The Company is engaged in a single line of business as a limited-purpose broker-dealer functioning primarily as the distributor of the U.S. registered mutual funds and certain investment vehicles sponsored and managed by the Parent. The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the performance of the Company and allocate capital. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

8. **SUBSEQUENT EVENTS**

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 26, 2026, the date the statement of financial condition was issued. Other than the item described below, the Company determined that there were no subsequent events that require disclosure and/or adjustment.

In February 2026, the Parent made a capital contribution of $3.0 million to the Company.